100 N. Barranca Ave. #810 West Covina, California 91791 T: (626) 839-9116

June 4, 2008

VIA EDGAR AND FACSIMILE

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Pamela A. Long and Errol Sanderson

RE:	Ever-Glory International Group, Inc.
Form S-1 Registration Statement
File No. 333-151217

Dear Ms. Long and Mr. Sanderson:

Ever-Glory International Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 2:00 p.m. (E.S.T.) on June 6, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

1.  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ever-Glory International Group, Inc.

By:	/s/ Kang Yihua
Kang Yihua
Chief Executive Officer